Exhibit 99.1

Oncolytics Biotech® Inc. Announces Voting Results from its Annual Meeting of Shareholders

CALGARY, June 12, 2015 /CNW/ - Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) today announced the voting results from its Annual Meeting of Shareholders held on Monday June 8th, 2015. A total of 41.19% of the issued and outstanding common shares of the Company were represented either in person or by proxy at the meeting.

In addition to the election of all nominees listed in the management information circular dated May 6, 2015 as directors, as disclosed in the press release dated June 9, 2015, Oncolytics shareholders approved all other resolutions placed before the meeting (all voting conducted by ballot with the exception of the resolution on the appointment of auditors). These included: fixing the number of directors to be elected at the meeting at 10; appointing Ernst & Young, LLP as auditors of the corporation; amendments to the stock option plan to increase the number of shares reserved for issuance; and adoption of an incentive share award plan.

Please refer to the Company's management information circular available on SEDAR at www.sedar.com for more details on the matters covered at the annual meeting.  Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2015 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:00e 12-JUN-15